SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                    COMMISSION FILE NUMBER [___]

                           NOTIFICATION OF LATE FILING

(CHECK ONE): |X| Form 10-K    |_| Form 20-F    |_| Form 11-K

             |_| Form 10-Q    |_| Form N-SAR

             For Period Ended:  DECEMBER 31, 1999
             [ ] Transition Report on Form 10-K
             [ ] Transition Report on Form 20-F
             [ ] Transition Report on Form 11-K
             [ ] Transition Report on Form 10-Q
             [ ] Transition Report on Form N-SAR
             For the Transition Period Ended: __________________________________

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  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

ITEM 10 "EXECUTIVE COMPENSATION" AND ITEM 11 "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS" WILL BE INCORPORATED BY REFERENCE TO THE REGISTRANT'S PROXY STATEMENT.


                        PART I -- REGISTRANT INFORMATION

         PHOENIX HEALTHCARE CORPORATION, INC.
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Full Name of Registrant

        4514 Travis Street, Suite 330
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Address of Principal Executive Office (STREET AND NUMBER)

        Dallas, Texas  75205
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City, State and Zip Code


                       PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

              (a)      The reasons described in reasonable detail in Part III of
                       this form could not be  eliminated  without  unreasonable
                       effort or expense;
|X|           (b)      The subject annual report, semi-annual report, transition
                       report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
                       10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
              (c)      The  accountant's  statement or other exhibit required by
                       Rule 12b-25(c) has been attached if applicable.


                              PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

         The Registrant respectfully requests a delay in the filing of its Annual Report on Form 10-K for the fiscal year ended December 31, 1999 (the "Form 10-K"). As provided by the rules, in its Form 10-K, filed March 31, 2000, the Registrant incorporated by reference to certain portions of its Proxy Statement, filed May 1, 2000. The rules provide that in order to effectively incorporate by reference, the Proxy Statement must be filed within 120 days of the end of the fiscal year. The Registrant's Proxy Statement is being filed within 15 days of such deadline.

                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              BOB STARZYK               (214)                  599-9777
         ----------------------    -----------------     --------------------
                 (Name)              (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 |X| Yes |_| No or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

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(3)      Is it anticipated that any significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         |_| Yes |X| No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

================================================================================

                      PHOENIX HEALTHCARE CORPORATION, INC.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date      MAY 1, 2000                     By /s/ BOB STARZYK
     ---------------------                   -----------------------------------
                                          Bob Starzyk
                                          Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION
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       INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTES FEDERAL
                   CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).